

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

Via E-mail
Neill P. Reynolds
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

Re: Cree, Inc.
Form 8-K Filed May 16, 2019
Exhibit No. 2.1
File No. 000-21154

Dear Mr. Reynolds:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance